SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the President of the Buenos Aires Stock Exchange, dated November 8, 2006, regarding the financial statements and other documentation corresponding to the nine-month period ended as of September 30th, 2006

Item 1

Telefónica de Argentina S.A.

Buenos Aires, November 8th, 2006

To the President of
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Information of Section 63 of the Listing Regulation

Dear Sir,

     We are writing to you in compliance with the provisions of Section No. 63 of the Listing Regulation in order to report that the Company’s Board in the meeting held on November 7th, 2006 approved the financial statements and other documentation corresponding to the nine-month period ended as of September 30th, 2006.

     Furthermore, we hereby report the following data (values denominated in million pesos):

1)	Period Income (Loss)
	- Ordinary Income (Loss)	$172
	- Extraordinary Income (Loss)	$-

2)	Breakdown of Shareholders’ Equity by item and amount:
	- Capital Stock (par value)
	-Before Capital Stock Reduction (1)	$1,746
	-To be redeemed (1)	$(1,048)
	-After reduction	$698

	-Integral capital stock adjustment	$1,209
	-Retained earnings (profit)	$172
	-Total Shareholders’ Equity	$2,079
(1) See Item 4.

3) Find below the Company’s capital stock composition as of September 30th, 2006 (prior to the effective Capital Stock Reduction set forth in item 4):

Telefónica de Argentina S.A.

Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Company’s Capital Stock
1,091,847,170 (62.5% of capital stock)	654,205,259 (37.5% of capital stock)	1,746,052,429

     Pursuant to Section 63, we hereby report the data required by Section 62, subsections o) and q). The table below shows the number of shares belonging to the majority shareholder and other shareholders of the Company, which, either directly or indirectly, belong to TELEFÓNICA, S.A.

Shareholder	Address	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Company’s Shares
COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.	Av. Ingeniero Huergo 723, PB City of Buenos Aires	1,091,847,170 (62.5% of capital stock)	40,200,000 (2.3% of capital stock)	1,132,047,170
TELEFÓNICA INTERNACIONAL, S.A.	Gran Vía 28, 28013, Madrid, Spain	----------------------------	563,159,467 (32.3% of capital stock)	563,159,467
TELEFÓNICA INTERNATIONAL HOLDING BV	Drentestraat 24, BG, 1083HK, Amsterdam, Holland	----------------------------	16,542,991 (0.9% of capital stock)	16,542,991

     TELEFONICA INTERNACIONAL S.A. (TISA), a company organized in Spain, holds 99.96% and 12.7% of the shares of the local companies Telefónica Holding de Argentina S.A. and Compañía Internacional de Telecomunicaciones S.A., respectively.

     Telefónica Holding de Argentina S.A. holds 50% of the shares of Compañía Internacional de Telecomunicaciones S.A.

     The Dutch company Telefónica International Holding B.V. holds 37.3% of the shares of Compañía Internacional de Telecomunicaciones S.A.

Telefónica de Argentina S.A.

     The table below shows the number of shares that do not belong to the controlling shareholder or group of the Company at closing date of the period ended as of September 30th, 2006:

Shareholder	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Shares	% Company’s Capital Stock
Public	-------------------	(1) 34,300,446	34,300,446	1.96

(1)	Accounting for 5.2% of Class B Common Shares.

    4) Dated September 7th, 2006, the Special Shareholders’ Meeting of the Company approved the cancellation of 2,355 treasury shares acquired as a result of the exchange of shares carried out during the corporate reorganization in 2001, corresponding to fractions of shares held by the minority shareholders.

     Moreover, such Special Shareholders’ Meeting approved the voluntary reduction of the Company’s capital stock by $1,047,630,044.4 –from $1,746,050,074 to $698,420,029.6.

     In order to make the voluntary reduction of the capital stock effective, the Company will simultaneously refund $0.60, cash, to shareholders, and it will deliver four new shares with a par value of $0.10 per each share with a par value of $1 held by each shareholder prior to the capital stock reduction. Consequently, shares with a par value of $1 will be cancelled. Find below the capital stock composition after the effective Capital Stock Reduction described above:

Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Company’s Capital Stock
4,367,388,680 (62.5% of capital stock)	2,616,811,616 (37.5% of capital stock)	6,984,200,296

     Dated September 22nd, 2006, Bolsa de Comercio de Buenos Aires (“BCBA”) [Buenos Aires Stock Exchange] authorized both the capital stock reduction and the cancellation of 2,355 treasury shares, and referred its proceedings to CNV [Argentine SEC] for final approval still pending to date. While as of the issue date of these

Telefónica de Argentina S.A.

financial statements the effective redemption of outstanding shares, cash refund, and issuance of new shares are still pending, the Company has set up the liabilities resulting from the above reduction.

5) The impact of the peso depreciation on the net monetary position in foreign currency amounted to a $63 million loss.

Best regards,

Claudia Ferreyra Accounting Manager	Pablo Llauró Attorney

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: November 8, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel